Exhibit 15.3

[CCR LOGO]

Buenos Aires, January 2007

Francis Cresall
InBev LAS and Ambev
12 de octubre y Gran Canaria - Quilmes

Att.

Ref: 20-F Annual Presentation to New York Stock

We hereby, CCR-IRI as Information Providers, authorize the company InBev LAS and Ambev to make use of our reports concerning the Beer Market in Paraguay for period 1996 to 2006 on the Annual Memory and Form 20-F of such Company.

Additionally, we authorize the company to make use of our name on Form 20-F and to attach this authorization as an annex to such form, as we also authorize its incorporation to any form the Company should present.

Sincerely,

/s/ Diego Calderon

Diego Calderon
Gerente General